Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following communication contains forward-looking statements, including statements of future expectations concerning available cash and cash equivalents following the merger with VERITAS Software Corp. and Symantec’s expectations with respect to future stock repurchases, including the timing and amount of such repurchases, that involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from results expressed or implied by this press release. Such risks, uncertainties and other factors include, among others: uncertainties relating to the completion of the merger with VERITAS, possible restrictions on the use of available cash and cash equivalents, fluctuations in the market price of Symantec stock following the merger, changes in business conditions and needs, other potential uses for the company’s cash such as ongoing operations and acquisitions of other companies or technologies, and timing and amount of repurchases. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s Form 10-K for the year ended March 31, 2004 and recently filed Form 10-Q. Symantec assumes no obligation to update any forward-looking information contained in this press release.

The following is an e-mail sent by John W. Thompson, Chairman and Chief Executive Officer of Symantec to employees of Symantec on March 29, 2005:

Dear Colleagues:

Yesterday we announced that the Board of Directors approved a $3 billion post-merger expansion of the company’s previously authorized share repurchase program to a total of $4.24 billion. As we stated in our press release, we expect to repurchase shares for cash in open market transactions between the completion of the merger with VERITAS and March 31, 2006.

The Board’s decision to authorize a repurchase of this size is a strong public statement of their commitment to continue to deliver value to shareholders and their belief in the long-term prospects for the combined company. That support is based on the very successful performance and execution track records of both the Symantec and VERITAS teams and on the progress we have made so far in the integration of both companies.

While I’m encouraged by our integration planning efforts so far, let’s not fool ourselves, there is still much to do. Believe it or not, the planning is actually the easy part. Getting two successful teams to work side by side, to adjust to different ways of doing business, to learn how to read each other’s unspoken signals and body language, to adopt a different process when the old one worked... those will all be far more trying for each of us than the planning process.

As we move toward the close of the merger, it’s important for all of us to keep focused on what’s really important and to minimize the distractions and little annoyances that come up from time to time. What’s important is the success of the combined company in helping customers grow their business and solve their security and availability problems. Our Board of Directors is clearly focused on a promising future for the new Symantec, now it is up to us to deliver on that promise.

Regards,

John W. Thompson

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Symantec and VERITAS are required to include the following legend on any communication that may be deemed to be offering or soliciting materials under the applicable SEC rules and regulations.

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.